EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTIFICATION OF BOARD MEETING
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) hereby announces that a meeting of the Board will be held at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong on Friday, 19th September, 2008 at 3:45 p.m. for the purposes of, among other things, considering and approving the unaudited consolidated interim financial results of the Company and its subsidiaries for the six months ended 30th June, 2008.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 8th September, 2008
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only